Delisting Determination, The Nasdaq Stock Market, LLC,
September 14, 2022,  Endo International plc. The Nasdaq
Stock Market LLC (the Exchange) has determined to remove from listing the ordinary shares of Endo International plc, effective at the opening of the trading session on September 26, 2022. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1.
The Company was notified of the Staff determination on August 17, 2022. The Company did not appeal the Staff determination to the Hearings Panel. The Listing Council did not call the matter for review. The Staff determination to delist the Company ordinary shares became final on August 26, 2022.